Exhibit 99.8

Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691
Consent of Independent Auditor

The Board of Directors of
Hut 8 Mining Corp.

We hereby consent to the incorporation by reference in this Annual Report on Form 40- F for the year ended December 21, 2022 of Hut 8 Mining Corp. (the “Company”) of our report dated March 9, 2023, relating to the consolidated financial statements of the Company, which is filed as Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-266608) and Form S-8 (File No. 333-257352) of the Company of our report dated March 9, 2023, referred to above.

We also consent to the reference to our firm under the headings “Auditors, Transfer Agent and Registrar” and “Experts”, which appears in the Company’s Annual Information Form filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

Chartered Professional Accountants

Montréal, Canada
March 9, 2023

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